Form 10-K405, Exhibit 13
period 1995-12-30
WEIS MARKETS INC
filed 1996-03-27
CIK 105418

EXHIBIT 13

                     WEIS MARKETS, INC.    1995 ANNUAL REPORT

(NOTE: The front page of the report is a picture of the front of a Weis Markets store taken at dusk.)

Building on Our Core Mission

As the Company continues to develop innovative responses to the chaning needs of its customers, Weis Markets, Inc. remains focused on its core mission: selling groceries. And, as one of the most consistently profitable supermarket companies in the nation, Weis Markets continues to expand operations in its primary marketing areas: Pennsylvania and Maryland. In 1995, the Company added nine new superstores and remodeled eight existing sites. Plans are underway for another fifteen superstores and up to twelve renovations over the next eighteen months. Today, the Company operates 151 supermarkets under the names Weis Markets, Mr. Z's, Scot's, and King's, and 35 SuperPetz pet supply stores, and offers customers nearly 2,000 private-label products.

(NOTE: The inside cover has four pictures of the inside of a new store.)

1995 was a year of increased sales and earnings for the Corporation.

                             Financial Highlights

(dollars in thousands, except per share amounts)
For the Fiscal Years Ended December 30, 1995
December 31, 1994, and December 25, 1993
                                             1995       1994        1993
----------------------------------------------------------------------------
Net sales                                $1,646,435  $1,556,663  $1,441,090
Income before provision for income taxes    121,717     117,193     113,654
Net income                                   79,420      76,249      72,953
Cash dividends                               34,499      32,326      30,677
ShareholdersO equity                        791,562     762,380     738,115
Depreciation and amortization                33,168      30,607      28,959
Net income per share                           1.84        1.75        1.66
Cash dividends per share                 $      .80  $      .74  $      .70
Shares outstanding                       42,533,617  43,483,541  43,796,403
Number of grocery stores                        151         149         141
Number of pet supply stores                      35          14           0

To Our Shareholders

  We are pleased to report that 1995 was a year of strong growth and tremendous change for Weis Markets. Our sales for the 52-week period ending December 30, 1995 increased 5.8% to $1,646,435,000, compared to $1,556,663,000 over 53 weeks in 1994.
In 1995, earnings increased 4.2% to $79,420,000.

  Earnings per share increased nine cents to $1.84. In August of 1995, the Board of Directors increased the quarterly dividend 10.5% to $.21 per share. This marks the 30th consecutive year we have increased the dividend. Depreciation and amortization grew from $30,607,000 to $33,168,000, due to our continued expansion. Return on equity was 10.2% and shareholder equity increased to $791,562,000, compared to $762,380,000 in 1994.

  It is important to note that Weis Markets sales and earnings grew despite low inflation and a significant increase in competitive activity throughout our marketing area. Our increase in sales was due to three key factors... an aggressive new merchandising program, new advertising formats and the most ambitious expansion program in Weis Markets history.

  In 1995, Weis Markets built nine-state-of-the-art superstores and remodeled eight others. The majority of the new superstores total 50,000 to 60,000 square feet. These stores are significantly larger than the ones they replaced. Overall, Weis Markets total retail space increased 550,000 square feet in 1995 and now totals nearly 6,000,000 square feet. Weis Markets currently operates 151 stores in six states -- Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia.

  Our new superstores represent the next generation of design for Weis Markets stores. Throughout these new stores there is an increased emphasis on convenience and product variety. We are catering to two types of customers... the ones with a weekly order and those in search of a prepared meal.

  Our plans over the next 18 months call for the construction of as many as fifteen superstores and the remodel of up to twelve others. Construction has already begun on superstores in Laurel, MD and Lebanon, PA. A number of other projects are in the approval process. In other cases, leases have been signed. The uncertainty of the approval process makes it difficult to predict project completion dates.

  We have also completed plans for the expansion of our Distribution Warehouse in Milton. The expansion of our frozen food and refrigerated sections is essential to accommodate the increasing volume of merchandise sold in our stores. In addition, we will complete work on an addition to our ice cream manufacturing plant, installing state-of-the art freezing equipment that will enable us to produce more of the high quality ice cream for which we are known.

  Weis Markets will finance all construction and remodeling projects from internal funds. We will continue to remain debt-free. Weis Markets capital expenditures for 1995 totaled $72,759,000. This investment is part of an 18-month, $105 million expansion program. Our new budget calls for a $107 million investment, over eighteen months, in stores, warehouses and equipment.

  We also continue to aggressively expand SuperPetz, our pet-supply superstore subsidiary. Two years ago, SupePetz operated two large pet supply stores in Ohio. Today, it operates 35 stores in nine states. SuperPetz has grown through acquisition as well as new stores. Weis Markets also operates Weis Food Service, a restaurant and institutional food supplier based in nearby Northumberland, PA.

  But 1995 has not been without sadness for Weis Markets. In June, Sigfried Weis, emeritus member of the board of directors, passed away. In his fifty-six years at Weis Markets, thirty-three as company president, he helped make Weis Markets what it is today... one of the strongest and most consistently profitable supermarket companies in America. He was also a noted philanthropist. We express our sorrow at his passing and our thanks for his many years of service and devotion to our company and its shareholders.

  His son-in-law, Joseph Goldstein, a partner in the Washington law firm of Crowell and Moring, has been appointed to the Board of Directors. He brings to the Board a wealth of experience as an attorney in private practice and from his many years as a senior official for the SEC.

  As for 1996, we are poised for a year of growth and increased sales despite an increasingly competitive marketplace. We think our new leadership in operations, merchandising and general management and our loyal and capable employees will continue to produce outstanding results in 1996.



Robert F. Weis                                    Norman S. Rich
Chairman and Treasurer                                 President

(NOTE: There is a picture of Norman S. Rich and Robert F. Weis in the center of the page and various cutouts of pastries to the far bottom and top right side of the page.)

STAYING FOCUSED

Weis Markets has reached the midpoint of the largest expansion program in the Company's history. In 1995, Weis built nine state-of-the-art superstores that embody the next generation of Weis
Markets stores.

Today's supermarkets don't just compete with each other - they compete with restaurants and fast food outlets. Expanded deli counters, prepared entrees, salad bars and even food courts enable Weis Markets to preserve and expand market share.

(NOTE: There is a picture of a customer shopping in the Deli section of a new store in the center of the page, and a cutout of a fresh pizza and deli sandwich at the bottom left of the page.)

KEEPING PACE WITH CHANGING CUSTOMER PRIORITES

In 1940, the average American family spent two-and-a-half hours preparing dinner; today, they spend less than twenty minutes. That's why today, Weis Markets caters to two kinds of customers: traditional grocery shoppers who plan meals and buy groceries weekly, and customers seeking takeout food or meals that can be prepared and served quickly.

  Central to the new Weis Markets superstores are a food court area with an expanded deli counter and a pizza kitchen, and large fresh fruit and salad bars. These new superstores also have larger produce, meat and grocery departments and state-of-the-art bakeries. The Company's sales in these area continue to grow with its expanding product variety, new product introductions and broader advertising efforts.

  Weis customers can now find pizza, sandwiches, rotisserie and pressure-fried chicken, fres-cut fruit, vegetables and salads at many Weis stores throughout the Company's six-state area, as well as prepared meals and Express Cafe Entrees (ready-to-cook chicken and beef dishes with simple instructions.)

  For added customer convience, over half of our stores have pharmacies, and the Company has worked with a number of local banks to open full-service, in-store bank branches.

  Weis customers enjoy larger produce departments with a wide selection of pre-cut salads, vegetables and fruits (an area that has seen enormous growth in recent years).

(NOTE: There is a cutout of fresh produce and vegetables in the upper right corner of this page and a picture of a fresh cut fruit section in one of the stores at the bottom right side of the page.)

INNOVATIVE DESIGN

Using state-of-the-art technology and the latest research, Weis
Markets is building new stores and superstores that offer customers more space and improved lighting.

(NOTE: There is a picture of a draftsman at work on a store project in the upper right corner of the page. There are also four additional pictures at the bottom of the page showing the front of a Mr. Z's store, the front of a King's store, the front of a SuperPetz store and a Weis Food * Pharmacy illuminated store sign.)

               Weis Markets, Inc. and Subsidiaries
              Management's Discussion and Analysis
        of Financial Condition and Results of Operations

Results of Operations

  Record sales were achieved in 1995, increasing 5.8% over the prior year, while net profits increased 4.2%.
Sales for the 52-week period ended December 30, 1995 were $1,646,435,000, compared with $1,556,663,000 for the 53-week period in 1994. Sales in 1994 had increased 8.0%, compared with fiscal 1993 sales of $1,441,090,000. The sales increase in the current year was generated from the existing store base, nine new superstores, eight store remodels and enlargements, the acquisition of six KingOs Supermarkets in August of 1994, and the growth of our 80% held pet supply stores. Inflation has remained low for the past three years, and management sees no significant changes on the horizion in the coming year based upon published economic information. SuperPetz began the year with 14 stores and grew to 35 stores by year-end. Same store sales increased
 .4% for the 52-week year compared with the 53-week year in 1994. Excluding the effect of the one additional week in the prior year, identical store sales increased 2.3%.

  Gross profit as a percentage of sales has remained fairly consistent over the last three years at 25.6% in 1995, 25.3% in 1994, and 25.5% in 1993. Management does anticipate that because of the higher gross profit and expense ratios generated by the SuperPetz stores, there will be a slight increasing effect on the total company rates going forward. In 1995, earnings were charged $1,899,000 for the LIFO adjustment, compared with $2,042,000 in 1994, and $510,000 in 1993.

  Operating, general and administrative expenses as a percentage of sales increased .2% to 20.4% compared with 20.2% in 1994 and 20.0% in 1993. The dollar increase in expenses during 1995 and 1994 was primarily a result of the new stores opened and acquired during those years. Management did conservatively expense the pre-opening costs associated with the new SuperPetz stores, of $1,281,000 in 1995 and $745,000 in 1994.

  Interest and dividend income was $21,383,000, at 1.3% of sales in 1995, compared to $21,607,000, at 1.4% of sales in 1994, and $21,528,000, at 1.5% of sales in 1993. Investment income as a percentage of sales has declined over the last several years as a result of the decline in market rates. However, the past year's decline is mainly attributable to a reduction of marketable security holdings. The expansion plans currently underway, coupled with the stock repurchase program, will require the use of some of the funds currently invested, thus causing further declines in investment income in the future. The investment portfolio consists of Pennsylvania tax-free state and municipal bonds, U.S. Treasury securities, equity securities and other short-term investments. It is managementOs intent to maintain a liquid portfolio to take advantage of acquisition and other investment opportunities; therefore all securities are classified as available-for-sale in the consolidated balance sheets.

  Other income is primarily generated from rental income, coupon handling fees, cardboard salvage and gains on the sales of fixed assets. Other income decreased $1,540,000 in 1995 compared to 1994. Cardboard salvage rates decreased significantly during the year, and rental income generated from several old store units was lost due to the bankrupcy of one common tennant. As a percentage of sales, other income decreased slightly to .8% in 1995, compared to 1.0% in 1994 and .9% in 1993.

  The effective tax rate was 34.8% in 1995, 34.9% in 1994, and 35.8% in 1993. The Commonwealth of Pennsylvania reduced its corporate income tax rate from 12.25% in 1993 to 11.99% in 1994, and again in 1995 to 9.99%.

  During fiscal 1995, the Company opened nine new stores, completly remodeled eight existing stores and closed one. Six of the new stores were replacement units for outdated facilities, and six of the eight remodels included expansions. As of its fiscal year-end, Weis Markets, Inc. was operating 151 retail food stores, 35 SuperPetz pet supply stores and Weis Food Service, a restaurant and institutional supplier. The company currently operates stores in Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. SuperPetz operates stores in Georgia, Indiana, Kentucky, Maryland, Michigan, Ohio, Pennsylvania, South Carolina and Tennessee.

The adoption of the Financial Accounting Standards Board's
Statement of Financial Accounting Standards No. 121, (Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of), and Number 123, (Accounting for Stock
Compensation), during fiscal 1996 are not expected to have material effect on the Company's financial position.
Liquidity and Capital Resources

  The Company funded its 1995 working capital requirements through internally generated cash flows from operations, as it has done in prior years. Net cash provided by operating activities was $96,835,000, compared to $119,372,000 in 1994, and
$104,103,000 in 1993. Net cash provided by operating activities were impacted by the reduction of its accounts payable of $10,267,000 and a prepaid pension contribution of $2,932,000. Working capital decreased 2.8% in 1995, decreased 1.5% in 1994 and increased 6.1% in 1993.

  The Company continues to use its cash for acquisitions, the construction of new supermarkets, the expansion and remodeling of existing stores, the securing of sites for future expansion, and the upgrading of the processing and distribution facilities. Property, equipment and other acquisition expenditures during fiscal 1995 totaled $72,259,000, compared to $66,928,000 in 1994 and $64,412,000 in 1993. Treasury stock purchases amounted to $25,554,000 in 1995, compared to $8,101,000 in 1994, and
$1,149,000 in 1993. The Board of Directors' 1995 resolution authorizing the purchase of treasury stock has a remaining balance of 427,195 shares. Total cash dividend payments on common stock amounted to $.80 per share in 1995, compared to $.74 in 1994, and $.70 in 1993.

  The Company's current development plans will require an investment of approximately $107,000,000 during the next eighteen months. The Company continues to actively seek acquisitions and investment opportunities to enhance future performance. The Board of Directors recently approved a resolution authorizing the purchase of up to 1,000,000 shares of the Company's own common stock from the open market, bringing the total authorized for repurchase to 1,427,195. In view of the Company's significant liquid assets, no existing debt financing, and its ability to generate working capital internally, it is not expected that any type of external financing will be needed.

                     Weis Markets, Inc. and Subsidiaries
                         Consolidated Balance Sheets

(dollars in thousands)
December 30, 1995
and December 31, 1994                                1995     1994
---------------------------------------------------------------------
ASSETS
Current:
Cash                                              $  3,285  $  4,011
 Marketable securities                             432,174   453,017
 Accounts receivable, net                           31,517    24,132
 Inventories                                       131,727   130,019
 Prepaid expenses                                    7,764     4,229
 Deferred income taxes                                  --     2,344
---------------------------------------------------------------------
   Total current assets                            606,467   617,752
---------------------------------------------------------------------
Property and equipment, net                        285,993   245,263
Intangible and other assets, net                    30,698    29,078
---------------------------------------------------------------------
                                                  $923,158  $892,093
=====================================================================

LIABILITIES
Current:
 Accounts payable                                 $ 72,262  $ 82,529
 Accrued expenses                                   12,997     8,266
 Accrued self-insurance                             13,285    10,462
 Payable to employee benefit plans                   7,453     7,957
 Income taxes payable                                4,077     3,089
 Deferred income taxes                               5,258        --
---------------------------------------------------------------------
   Total current liabilities                       115,332   112,303
---------------------------------------------------------------------
Deferred income taxes                               16,527    17,495
Minority Interest                                     (263)      (85)
---------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, no par value,
 100,800,000 shares authorized, 47,445,929 and
 47,445,929 shares issued, respectively              7,380     7,380
Retained earnings                                  879,916   834,995
Net unrealized gain on marketable securities        14,748     4,933
---------------------------------------------------------------------
                                                   902,044   847,308
---------------------------------------------------------------------
Treasury stock at cost - 4,912,312 and 3,962,388
 shares, respectively                             (110,482)  (84,928)
---------------------------------------------------------------------
   Total shareholders' equity                      791,562   762,380
---------------------------------------------------------------------
                                                  $923,158  $892,093
=====================================================================
See accompanying notes to consolidated financial statements.

                      Weis Markets, Inc. and Subsidiaries
                       Consolidated Statements of Income

(dollars in thousands, except per share amounts)
For the Fiscal Years Ended December 30, 1995,
December 31, 1994, and December 25, 1993
                                            1995        1994        1993
----------------------------------------------------------------------------
Net sales                                $1,646,435  $1,556,663  $1,441,090
Cost of sales, including warehousing
 and distribution expenses                1,224,339   1,162,068   1,073,140
----------------------------------------------------------------------------
   Gross profit on sales                    422,096     394,595     367,950
Operating, general
 and administrative expenses                335,899     314,593     288,280
----------------------------------------------------------------------------
   Income from operations                    86,197      80,002      79,670
Interest and dividend income                 21,383      21,607      21,528
Other income                                 13,959      15,499      12,456
Minority Interest                               178          85          --
----------------------------------------------------------------------------
 Income before provision for income taxes   121,717     117,193     113,654
Provision for income taxes                   42,297      40,944      40,701
----------------------------------------------------------------------------
 Net income                              $   79,420   $  76,249  $   72,953
============================================================================
Per share of common stock:
 Net income                              $     1.84   $    1.75  $     1.66
 Cash dividends                          $      .80   $     .74  $      .70
 Weighted average shares outstanding     43,083,449  43,662,031  43,827,168
============================================================================
See accompanying notes to consolidated financial statements.

                 Consolidated Statements of Shareholders' Equity
(dollars in thousands)
For the Fiscal Years Ended December 30, 1995
December 31, 1994 and December 25, 1993
                                                                 Net Unrealized
                                                                  Gain (Loss)    Minimum                   Total
                                               Common  Retained  on Marketable   Pension     Treasury   Shareholders'
                                                Stock  Earnings   Securities    Liability     Stock        Equity
---------------------------------------------------------------------------------------------------------------------
Balance at December 26, 1992                   $7,147  $748,796       $    --      $   --   $ (75,678)      $680,265
 Shares issued for options                        108        --            --          --          --            108
 Treasury stock purchased (41,790 shares)          --        --            --          --      (1,149)        (1,149)
 Dividends paid                                    --   (30,677)           --          --          --        (30,677)
 Change in accounting for marketable securities    --        --        16,740          --          --         16,740
 Minimum pension liability                         --        --            --        (125)         --           (125)
 Net income                                        --    72,953            --          --          --         72,953
---------------------------------------------------------------------------------------------------------------------
Balance at December 25, 1993                    7,255   791,072        16,740        (125)    (76,827)       738,115
 Shares issued for options                        125        --            --          --          --            125
 Treasury stock purchased (320,542 shares)         --        --            --          --      (8,101)        (8,101)
 Dividends paid                                    --   (32,326)           --          --          --        (32,326)
 Net unrealized loss on marketable securities      --        --       (11,807)         --          --        (11,807)
 Minimum pension liability                         --        --            --         125          --            125
 Net income                                        --    76,249            --          --          --         76,249
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                    7,380   834,995         4,933          --     (84,928)       762,380
 Treasury stock purchased (949,924 shares)         --        --            --          --     (25,554)       (25,554)
 Dividends paid                                    --   (34,499)           --          --          --        (34,499)
 Net unrealized gain on marketable securities      --        --         9,815          --          --          9,815
 Net income                                        --    79,420            --          --          --         79,420
---------------------------------------------------------------------------------------------------------------------
Balance at December 30, 1995                   $7,380  $879,916       $14,748      $   --    $(110,482)     $791,562
=====================================================================================================================

[FN]
See accompanying notes to consolidated financial statements.

                       Weis Markets, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows

(dollars in thousands)
For the Fiscal Years Ended December 30, 1995,
December 31, 1994, and December 25, 1993           1995      1994      1993
-----------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                      $79,420   $76,249    $72,953
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Depreciation and amortization                  33,168    30,607     28,959
   Gain on  sale of fixed assets                    (582)     (298)      (798)
   Changes in operating assets and liabilities:
     Increase in inventories                      (1,708)   (18,172)  (14,188)
     (Increase) decrease in accounts
      receivable and prepaid expenses            (10,920)    (1,603)    3,302
     Decrease in prepaid income taxes                 --         --       419
     Increase (decrease) in accounts
      payable, other liabilities and
      minority interest                           (3,395)    28,669    11,652
     Increase in income taxes payable                988      1,151     1,938
     Increase (decrease) in deferred income taxes   (136)     2,769      (134)
------------------------------------------------------------------------------
  Net cash provided by operating activities       96,835    119,372   104,103
------------------------------------------------------------------------------
Cash flows from investing activities:
 Purchase of property and equipment              (72,759)   (49,421)  (49,188)
 Proceeds from the sale of property
  and equipment                                    1,107        985     1,928
 (Increase) decrease in marketable securities     37,428    (15,631)   (9,448)
 Increase in intangible and other assets          (3,284)   (20,058)   (7,909)
------------------------------------------------------------------------------
  Net cash used by investing activities          (37,508)   (84,125)  (64,617)
------------------------------------------------------------------------------
Cash flows from financing activities:
 Proceeds from issuance of common stock               --        125       108
 Dividends paid                                  (34,499)   (32,326)  (30,677)
 Purchase of treasury stock                      (25,554)    (8,101)   (1,149)
------------------------------------------------------------------------------
  Net cash used by financing activities          (60,053)   (40,302)  (31,718)
------------------------------------------------------------------------------
Net increase (decrease) in cash                     (726)    (5,055)    7,768
Cash at beginning of year                          4,011      9,066     1,298
------------------------------------------------------------------------------
Cash at end of year                              $ 3,285    $ 4,011   $ 9,066
==============================================================================

See accompanying notes to consolidated financial statements.

                      Weis Markets, Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements

(1)  Summary of Significant Accounting Policies
The following is a summary of the significant accounting policies utilized in preparing the Company's consolidated financial statements:

(a)  Description of Business
Weis Markets, Inc. is a Pennsylvania business corporation formed in 1924. The Company is engaged principally in the retail sale of food in Pennsylvania and surrounding states. There was no material change in the nature of the company's business during fiscal 1995.

(b)  Definition of Fiscal Year
The Company's fiscal year ends on the last Saturday in December.
As a result, fiscal 1995, 1994, and 1993, comprised 52 weeks, 53 weeks and 52 weeks, respectively.

(c)  Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d)  Intangible Assets
Intangible assets are generally amortized over periods ranging from 3 to 40 years. A portion of the excess of cost of investments over net assets acquired prior to November 1, 1970, ($2,322,000), is not being amortized because, in the opinion of management, there has been no decrease in value.

(e)  Inventories
Inventories are valued at the lower of cost or market, using both the last-in, first-out (LIFO) and average cost methods.

(f)  Marketable Securities
Marketable securities consist of Pennsylvania tax-free state and municipal bonds, U.S. Treasury securities, equity securities, and other short-term investments. By policy, the Company invests primarily in high-grade marketable securities. The Company classifies all of its marketable securities as available-for-sale.

  Available-for-sale securities are recorded at fair value as determined by quoted market price. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholdersO equity until realized. A decline in the market value below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

(g)  Property and Equipment
Property and equipment are carried at cost. Depreciation is provided on the cost of buildings and improvements and equipment principally using accelerated methods. Leasehold improvements are amortized over the terms of the leases or the useful lives of the assets, whichever is shorter.

  Maintenance and repairs are charged to income and renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to income.

(h)  Income Taxes
Under the asset and liability method of the Financial Accounting Standards BoardOs Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i)  Earnings Per Share
The earnings per share computations are based upon the weighted average number of common shares and common share equivalents outstanding during the year.

(j)  Pre-opening costs
Pre-opening costs of retail stores are charged against earnings as incurred.

(k)  Use of Estimates
Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)  Income Taxes
The provision for income tax consists of:

(dollars in thousands)                             1995      1994      1993
-----------------------------------------------------------------------------
Currently payable:
 Federal                                         $32,450   $29,248   $29,929
 State                                             9,983    11,361    10,812
Deferred                                            (136)      335       (40)
-----------------------------------------------------------------------------
                                                 $42,297   $40,944   $40,701
=============================================================================

 The following is a reconciliation between the applicable income tax expense and the amount of income taxes which would have been provided at the Federal statutory rate. The statutory rate was 35% in 1995, 1994, and 1993.

(dollars in thousands)                             1995      1994      1993
-----------------------------------------------------------------------------
Tax at statutory rate                            $42,601   $41,018   $39,779
State income taxes, net of
 federal income tax benefit                        6,029     7,293     7,355
Other - principally tax-exempt investment income  (6,333)   (7,367)   (6,433)
-----------------------------------------------------------------------------
 Actual provision  (effective tax rate
 34.8%, 34.9% and 35.8%, respectively)           $42,297   $40,944   $40,701
=============================================================================
 Cash paid for income taxes was $41,688,000, $39,907,000, and $40,530,000 in 1995, 1994 and 1993, respectively.
 The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 30, 1995, and December 31, 1994, are presented below:

(dollars in thousands)                                       1995      1994
-----------------------------------------------------------------------------
Gross deferred tax assets:
 Accounts receivable                                        $  312    $  309
 Inventories                                                 1,411     1,284
 Compensated absences                                          504       403
 Employee benefit plans                                      2,239     3,249
 General liability insurance                                 1,037     1,070
-----------------------------------------------------------------------------
  Total gross deferred tax ass ets                           5,503     6,315
 Less valuation allowance                                       --        --
-----------------------------------------------------------------------------
 Total deferred tax assets                                   5,503     6,315
-----------------------------------------------------------------------------
Gross deferred tax liabilities:
 Net unrealized gain on marketable securities              (10,460)   (3,690)
 Depreciation                                              (16,527)  (17,495)
 Other                                                        (301)     (281)
-----------------------------------------------------------------------------
  Total gross deferred tax liabilities                     (27,288)  (21,466)
-----------------------------------------------------------------------------
 Net deferred tax liability                               $(21,785) $(15,151)
=============================================================================
Reflected on attached consolidated balance sheets as:
 Current deferred asset (liability) - net                 $ (5,258) $  2,344
 Noncurrent deferred liability - net                       (16,527)  (17,495)
-----------------------------------------------------------------------------
 Net deferred tax liability                               $(21,785) $(15,151)
=============================================================================
  A valuation allowance has not been deducted from deferred tax assets as the entire amount of each asset is expected to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making their assessment.

  Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(3)  Inventories
Merchandise inventories, as of December 30, 1995 and December 31,
1994, were valued as follows:

(dollars in thousands)                                       1995      1994
-----------------------------------------------------------------------------
LIFO                                                       $95,317  $110,086
Average cost                                                36,410    19,933
-----------------------------------------------------------------------------
                                                          $131,727  $130,019
=============================================================================
  If all inventories were valued on the average cost method, which approximates current cost, total inventories would have been $44,336,000 and $42,437,000 higher than as reported on the above methods as of December 30, 1995, and December 31, 1994, respectively.

  Although management believes the use of the LIFO method for valuing certain inventories (as set forth above) represents the most appropriate matching of costs and revenues in the Company's circumstances, the following summary of net income and per share amounts based on the use of the average cost method for valuing all inventories is presented for comparative purposes.

(dollars in thousands)                             1995      1994      1993
-----------------------------------------------------------------------------
Net income                                       $80,531   $77,418   $73,245
Net income per share                             $  1.87   $  1.77   $  1.67
=============================================================================

(4)  Property and Equipment
Property and equipment as of December 30, 1995, and December 31,
1994, consisted of:

                                         Useful Life
(dollars in thousands)                   in years            1995      1994
-----------------------------------------------------------------------------
Land                                                      $ 42,940  $ 32,557
Buildings and improvements                 10-60           197,277   177,025
Equipment                                   3-12           326,689   293,043
Leasehold improvements                      5-20            46,195    39,811
-----------------------------------------------------------------------------
  Total, at cost                                           613,101   542,436
Less accumulated depreciation and amortization             327,108   297,173
-----------------------------------------------------------------------------
                                                          $285,993  $245,263
=============================================================================

(5)  Marketable Securities
Marketable securities as of December 30, 1995, and December 31,
1994, consisted of:

                                                   Gross     Gross
                                                Unrealized Unrealized
December 30, 1995                     Amortized   Holding    Holding   Fair
(dollars in thousands)                   Cost      Gains     Losses    Value
-----------------------------------------------------------------------------
Available-for-sale:
 Pennsylvania state and
  municipal bonds                     $350,410    $ 4,167    $215   $354,362
 U.S. Treasury securities               20,447        651      --     21,098
 Equity Securities                      11,073     20,605      --     31,678
 Other short-term investments           25,036         --      --     25,036
-----------------------------------------------------------------------------
                                      $406,966    $25,423    $215   $432,174
=============================================================================

                                                   Gross      Gross
                                                Unrealized Unrealized
December 31, 1994                     Amortized   Holding    Holding    Fair
(dollars in thousands)                    Cost     Gains     Losses    Value
-----------------------------------------------------------------------------
Available-for-sale:
 Pennsylvania state and
  municipal bonds                     $391,331    $  588    $2,936  $388,983
 U.S. Treasury securities               26,643        64        63    26,644
 Equity Securities                      10,864    10,970        --    21,834
 Other short-term investments           15,556        --        --    15,556
-----------------------------------------------------------------------------
                                      $444,394   $11,622    $2,999  $453,017
=============================================================================
  Maturities of marketable securities classified as available-for-sale at December 30, 1995, were as follows:

                                                          Amortized    Fair
(dollars in thousands)                                       Cost     Value
-----------------------------------------------------------------------------
Available-for-sale:
 Due within one year                                      $153,942  $154,449
 Due after one year through five years                     236,502   240,732
 Due after five years through ten years                      5,449     5,315
 Equity securities                                          11,073    31,678
-----------------------------------------------------------------------------
                                                          $406,966  $432,174
=============================================================================

(6)  Retirement Plans
The Company has a noncontributory defined benefit pension plan and a contributory retirement savings plan (401(k)) covering substantially all full-time employees, a noncontributory profit-sharing plan covering eligible employees, and a supplemental retirement plan covering certain officers of the Company. An eligible employee as defined in the Profit Sharing Plan includes salaried employees, store management, and administrative support personnel. The Company's policy is to fund pension, 401(k) and profit-sharing cost accrued, but not supplemental retirement costs. Contributions to the defined benefit pension plan are based on guidelines of the Employee Retirement Income Security Act of 1974, whereas contributions to the profit-sharing plan and the 401(k) plan are made at the sole discretion of the Company. The Company's supplemental retirement plan provides for the payment of specific amounts of annual retirement benefits to the officers or to their beneficiaries over an actuarially computed normal life expectancy. The actuarial present value of accumulated benefits amounted to $5,912,000 and $5,978,000 at December 30, 1995, and December 31, 1994, respectively. Plan costs are based upon the deferral of retirement rather than upon future service and all benefits are fully vested. Retirement plan costs amounted to:

(dollars in thousands)                           1995       1994       1993
-----------------------------------------------------------------------------
Pension plan                                    $(444)       204     $  973
Pension plan curtailment loss                      --      1,794         --
Retirement savings plan 401(k)                    727        414         --
Profit sharing plan                               815        815        815
Supplemental retirement plan                      403        570        781
-----------------------------------------------------------------------------
                                               $1,501     $3,797     $2,268
=============================================================================
  The net periodic defined benefit pension expense (credit) is computed as follows:

(dollars in thousands)                           1995       1994       1993
-----------------------------------------------------------------------------
Service cost                                  $    --     $   456    $  973
Interest cost                                   1,835       1,835     1,766
Actual return on plan assets                   (4,798)       (910)   (1,202)
Net amortization and deferral                   2,519      (1,177)     (564)
-----------------------------------------------------------------------------
  Net pension expense (credit)                  $(444)     $  204    $  973
=============================================================================
  The funded status of the Company's pension plan at September
30, 1995, and September 30, 1994 (the measurement dates) is as follows:

(dollars in thousands)                                    1995        1994
-----------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                            $(25,100)   $(22,612)
=============================================================================
  Accumulated benefit obligation                       $(25,100)   $(22,612)
=============================================================================
Projected benefit obligation                           $(25,100)   $(22,612)
Plan assets at fair value                                26,285      23,417
-----------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation     1,185         805
Contribution                                              2,932          --
Unrecognized net loss                                     1,016       1,284
Unrecognized transition asset                            (2,407)     (2,739)
-----------------------------------------------------------------------------
Prepaid (accrued) pension cost                         $  2,726    $   (650)
=============================================================================

  On February 1, 1994, the Board of Directors of the Company voted to freeze the Pension Plan. Effective March 15, 1994, the Plan was frozen and all participants became fully vested. The Company recognized a curtailment loss of $1,794,000 in 1994 as a result of this action.
  Plan assets consist primarily of common stocks, bonds, and U.S. government obligations. The assumed long-term rate of return on pension plan assets was 8.5% and 8.5%, respectively. Pension benefit obligations were determined using an assumed discount rate of 7.50% and 8.25%, respectively.
  The Company has no other post-retirement benefit plans.

(7)  Incentive Plans
(a)  Stock Option Plan
The Company has an incentive stock option plan for officers and other key employees under which 292,860 shares of common stock are reserved for issuance at December 30, 1995. Under the terms of the plan, option prices are 100% of the Ofair market valueO of the shares on the date granted. Options granted are immediately exercisable and expire ten years after date of grant.
  Changes during the three years ended December 30, 1995, in options outstanding under the plan were as follows:

                                              Option Prices         Shares
                                                Per Share        Under Option
-----------------------------------------------------------------------------
Balance, December 26, 1992                  $16.06 to $26.88        18,475
Issued                                      $24.25 to $25.63         1,500
Exercised                                   $16.06 to $16.28        (6,725)
Balance, December 25, 1993                  $16.06 to $26.88        13,250
Issued                                      $25.88 to $26.50        10,500
Exercised                                   $16.06 to $16.28        (7,680)
Balance, December 31, 1994                  $16.28 to $26.88        16,070
Issued                                      $28.00 to $28.00         7,140
Expired                                     $16.28 to $16.28          (820)
Balance, December 30, 1995                  $24.25 to $28.00        22,390

At December 30, 1995, all options were exercisable.

(b)  Company Appreciation Plan
Under a Company Appreciation Plan, officers and other employees are awarded rights equivalent to shares of Company common stock. At the maturity date, usually one year after the date of award, the value of any appreciation from the original date of issue is paid in cash to the participants.
  During 1995, 1994, and 1993, 26,050, 24,500, and 17,500 rights, respectively, were awarded under the program. In 1995, 1994, and 1993, $63,851, $0, and $37,000, respectively, were charged to earnings.

(8)  Lease Commitments
At December 30, 1995, the Company leased approximately 60% of its facilities under operating leases which expire at various dates up to 2015. These leases generally provide for fixed annual rentals; however, several provide for minimum annual rentals plus contingent rentals as a percentage of annual sales, and a number of leases require the Company to pay for all or a portion of insurance, real estate taxes, water and sewer rentals and repairs, the cost of which is charged to the related expense category rather than being accounted for as rent expense. Most of the leases contain multiple renewal options, under which the Company may extend the lease terms from 5 to 20 years.

Rent expense on all leases consisted of:

(dollars in thousands)                            1995      1994      1993
-----------------------------------------------------------------------------
Minimum annual rentals                          $16,949   $14,261   $12,025
Contingent rentals                                  452       219       151
-----------------------------------------------------------------------------
                                                $17,401   $14,480   $12,176
=============================================================================
The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 30, 1995.

(dollars in thousands)
-----------------------------------------------------------------------------
1996                                                              $   21,426
1997                                                                  20,495
1998                                                                  19,244
1999                                                                  17,268
2000                                                                  15,174
Thereafter                                                           116,564
-----------------------------------------------------------------------------
                                                                    $210,171
=============================================================================
  As of December 30, 1995, the future minimum rentals to be received under noncancelable leases and subleases were $10,475,000.

(9)  Fair Value Information
The carrying amounts for cash, trade receivables, and trade payables approximate fair value because of the short maturities of these instruments. The fair values of the Company's marketable securities are based on quoted market prices (See note 5).

(10)  Acquisitions
On December 26, 1993, the Company purchased an 80% interest in SuperPetz, Inc. The investment was used to acquire two pet supply stores located in Dayton, Ohio. On August 6, 1994, SuperPetz acquired five pet supply stores located in Georgia and South Carolina from Pet Owners Warehouse, Inc. On November 24, 1995 SuperPetz acquired seven stores located in Michigan and Ohio from Pet Food Warehouse, Inc. On August 3, 1994, the Company acquired King's Supermarkets, Inc., of Hamburg, Pennsylvania. King's operated six retail stores. These cash only transactions were made from internally generated funds and were accounted for by the purchase method. Goodwill arising from these transactions, which was not material, is being amortized over a 15 year period on a straight-line basis.

(11)  Summary of Quarterly Results (Unaudited)
Quarterly financial data for 1995 and 1994 is as follows:

(dollars in thousands,
except per share amounts                    Thirteen Weeks Ended
-----------------------------------------------------------------------------
                                Apr.1,95    Jul.1,95   Sep.30,95   Dec.30,95
-----------------------------------------------------------------------------
Net sales                       $397,499    $407,578    $404,578    $436,780
Gross profit on sales            101,892     103,259     105,809     111,136
Net income                        19,062      18,378      19,189      22,791
Net income per share                 .44         .43         .45         .53


                                                                   Fourteen
                                                                     Weeks
                                       Thirteen Weeks Ended          Ended
-----------------------------------------------------------------------------
                               Mar.26,94   Jun.25,94   Sep.24,94   Dec.31,94
-----------------------------------------------------------------------------
Net sales                       $372,626    $368,467    $377,197    $438,373
Gross profit on sales             92,786      91,079      97,857     112,873
Net income                        17,398      17,808      18,733      22,310
Net income per share                 .40         .41         .43         .51

(12)  Contingencies
The Company is involved in various legal actions arising out of the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                         Independent Auditors' Report

The Board of Directors

Weis Markets, Inc.
Sunbury, Pennsylvania


  We have audited the accompanying consolidated balance sheets of Weis Markets, Inc. and subsidiaries as of December 30, 1995 and December 31, 1994 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Weis Markets, Inc. and subsidiaries at December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 1995 in conformity with generally accepted accounting principles.




KPMG Peat Marwick LLP

Harrisburg, Pennsylvania
January 26, 1996

                         Weis Markets, Inc. and Subsidiaries
                           Five Year Review of Operations
                                  52 Weeks       53 Weeks       52 Weeks       52 Weeks       52 Weeks
(dollars in thousands,              Ended          Ended          Ended          Ended          Ended
except per share amounts)       Dec. 30, 1995  Dec. 31, 1994  Dec. 25, 1993  Dec. 26, 1992  Dec. 28, 1991
----------------------------------------------------------------------------------------------------------
Net sales                         $1,646,435     $1,556,663     $1,441,090     $1,289,195     $1,294,332
Costs and expenses                 1,560,238      1,476,661      1,361,420      1,213,764      1,206,795
----------------------------------------------------------------------------------------------------------
 Income from operations               86,197         80,002         79,670         75,431         87,537
Other income, net                     35,342         37,106         33,984         34,818         36,649
Minority Interest                        178             85             --             --             --
----------------------------------------------------------------------------------------------------------
Income before provision for
  income taxes and cumulative
  effect of change in
  accounting principle               121,717        117,193        113,654        110,249        124,186
Provision for income taxes            42,297         40,944         40,701         38,579         43,609
----------------------------------------------------------------------------------------------------------
 Income before cumulative effect
  of change in accounting
  principle                           79,420         76,249         72,953         71,670         80,577
 Cumulative effect of change in
  accounting for income  taxes            --             --             --          1,046             --
----------------------------------------------------------------------------------------------------------
 Net income                           79,420         76,249         72,953         72,716         80,577
Retained earnings, beginning
 of year                             834,995        791,072        748,796        705,987        653,894
----------------------------------------------------------------------------------------------------------
                                     914,415        867,321        821,749        778,703        734,471
Cash dividends                        34,499         32,326         30,677         29,907         28,484
----------------------------------------------------------------------------------------------------------
Retained earnings, end of year    $  879,916     $  834,995     $  791,072     $  748,796     $  705,987
==========================================================================================================
Weighted average
 shares outstanding               43,083,449     43,662,031     43,827,168     43,979,088     44,503,124
==========================================================================================================
Cash dividends per share          $      .80     $      .74     $      .70     $      .68     $      .64
==========================================================================================================
Net income per share              $     1.84     $     1.75     $     1.66     $     1.65     $     1.81
==========================================================================================================
Working capital                   $  491,135     $  505,449     $  513,184     $  483,572     $  456,454
Total assets                         923,158        892,093        844,490        761,528        734,517
Shareholders' equity                 791,562        762,380        738,115        680,265        647,413
Number of grocery stores                 151            149            141            126            124
Number of pet supply stores               35             14             --             --             --

                     Stock Prices and Dividend Information by Quarter

The approximate number of shareholders on December 30, 1995, was 8,000.

                                   1995                               1994
----------------------------------------------------------------------------------------
                       4th     3rd     2nd     1st        4th     3rd     2nd     1st
========================================================================================
Stock Prices
     High             28 3/4  29      28 3/4  25 7/8     27 7/8  26 7/8  26 1/4  28 7/8
     Low              27 3/4  27 3/8  25      24         23 7/8  24 1/2  24 1/4  25 3/4
Dividends Per Share   .21      .21    .19     .19        .19     .19     .18     .18

                                        DIRECTORS

Robert F. Weis
Chairman and Treasurer

Norman S. Rich
President

Micheal C. Rheam
Special Projects Coordinator

Peter M. Sacerdote
Limited Partner, Goldman Sachs & Co.

Richard Shulman
President, Industry Systems Development Corporation

Joseph I. Goldstein
Partner, Crowell & Moring Attorneys at Law

(NOTE: There are pictures of each of the Directors above their names and titles.)


                            Officers

Robert F. Weis
Chairman and Treasurer

Norman S. Rich
President

Alan L. Barrick
Vice President Engineering and Manufacturing

Stephen J. Bowers
Vice President Weis Food Service

Walter B. Bruce
Vice President Private Label

Leslie H. Knox
Vice President Merchandising

Richard L. Kunkle
Vice President Pharmacy

William R. Mills
Vice President Finance and Secretary

Edward Rakoskie
Vice President Operations


Annual Meeting
The annual meeting of the shareholders of the Company will be held at 10 a.m. on Tuesday, April 2, 1996, at the Corporate offices, 1000 South Second Street, Sunbury, PA 17801.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street, 46th floor,
New York, NY  10005
(718) 921-8210

Auditors
KPMG Peat Marwick LLP
Certified Public Accountants
225 Market Street
Harrisburg, PA  17108-1190

Stock Traded
New York Stock Exchange